Exhibit 99.1

Contact for Media and Investors:

Margaret Shi

Email: ir@service.netease.com

Tel: (+86) 571-8985-3378

Twitter: https://twitter.com/NetEase_Global

NetEase Reports First Quarter 2022 Unaudited Financial Results

(Hangzhou – May 24, 2022)- NetEase, Inc. (NASDAQ: NTES and HKEX: 9999, “NetEase” or the “Company”), one of China’s leading internet and online game services providers, today announced its unaudited financial results for the first quarter ended March 31, 2022.

First Quarter 2022 Financial Highlights

•	Net revenues were RMB23.6 billion (US$3.7 billion), an increase of 14.8% compared with the first quarter of 2021.

•	Online game services net revenues were RMB17.3 billion (US$2.7 billion), an increase of 15.3% compared with the first quarter of 2021.

•	Youdao net revenues were RMB1.2 billion (US$189.4 million), a decrease of 10.4% compared with the first quarter of 2021.[1]

•	Cloud Music net revenues were RMB2.1 billion (US$326.1 million), an increase of 38.6% compared with the first quarter of 2021.

•	Innovative businesses and others net revenues were RMB3.0 billion (US$475.7 million), an increase of 11.5% compared with the first quarter of 2021.

•	Gross profit was RMB12.8 billion (US$2.0 billion), an increase of 16.1% compared with the first quarter of 2021.

[1] Youdao ceased offering after-school tutoring services for academic subjects under China’s compulsory education system (the “Academic AST Business”) at the end of December 2021. The net revenues from such services were included in its net revenues from learning services in 2021 and prior periods.

•	Total operating expenses were RMB7.3 billion (US$1.2 billion), an increase of 8.1% compared with the first quarter of 2021.

•	Net income attributable to the Company’s shareholders was RMB4.4 billion (US$693.1 million). Non-GAAP net income attributable to the Company’s shareholders was RMB5.1 billion (US$807.3 million).[2]

•	Basic net income per share was US$0.21 (US$1.06 per ADS). Non-GAAP basic net income per share was US$0.25 (US$1.23 per ADS).[2]

First Quarter 2022 and Recent Operational Highlights

•	Announced 2022 launch date for Diablo® Immortal™, co-developed by NetEase and Blizzard Entertainment, slated for global market release on June 2 and release in China and Southeast Asia on June 23.

•	Invigorated Naraka: Bladepoint’s player community with captivating content updates and the first World Championship tournament.

•	Delivered strong performances from longstanding flagship titles including Fantasy Westward Journey Online and New Westward Journey Online II, and maintained popularity of other hit titles including LifeAfter and Sky.

•	Launched new games in Japan in April: Revelation mobile game, The Lord of the Rings: Rise to War and Dead by Daylight Mobile - NetEase, capturing wide interest from game players.

•	Propelled pipeline by advancing new games under development including console and mobile versions of Naraka: Bladepoint and Ghost World Chronicle, as well as the roll-out of Harry Potter: Magic Awakened in international markets.

•	Continued Youdao’s business development through the expansion of its smart devices and learning services portfolio, following its efficient transition to comply with the changing regulatory environment in China.

[2] As used in this announcement, non-GAAP net income attributable to the Company’s shareholders and non-GAAP basic net income per share and per ADS are defined to exclude share-based compensation expenses. See “Unaudited Reconciliation of GAAP and Non-GAAP Results” in this announcement.

•	Advanced NetEase Cloud Music, with healthy growth in net revenues from both membership subscription and social entertainment services, and improved gross margin to 12.2%.

“Strong contributions from our steady online game services led our healthy growth in the first quarter with total net revenues of RMB23.6 billion, an increase of 14.8% year-over-year,” said Mr. William Ding, CEO and Director of NetEase. “Both our flagship titles and many of our newer games continued to captivate our enthusiastic player community. With the April releases of Revelation mobile game, The Lord of the Rings: Rise to War and Dead by Daylight Mobile - NetEase, we reached more players overseas. With confirmed plans to release Diablo® Immortal™ in June, we are eager to bring players more amazing titles later this year.”

“Our other business lines, including Youdao, NetEase Cloud Music and Yanxuan, are also on track. We look forward to creating additional value for our stakeholders and bringing more creative content to our growing global community through the remainder of 2022,” Mr. Ding concluded.

First Quarter 2022 Financial Results

Net Revenues

Net revenues were RMB23,555.8 million (US$3,715.8 million) for the first quarter of 2022, compared with RMB24,373.6 million and RMB20,517.2 million for the preceding quarter and the first quarter of 2021, respectively.

Net revenues from online game services were RMB17,272.7 million (US$2,724.7 million) for the first quarter of 2022, compared with RMB17,397.5 million and RMB14,981.8 million for the preceding quarter and the first quarter of 2021, respectively. Net revenues from mobile games accounted for approximately 66.9% of net revenues from online game services for the first quarter of 2022, compared with 68.3% and 72.8% for the preceding quarter and the first quarter of 2021, respectively.

Net revenues from Youdao were RMB1,200.5 million (US$189.4 million) for the first quarter of 2022, compared with RMB1,333.8 million and RMB1,339.9 million for the preceding quarter and the first quarter of 2021, respectively.

Net revenues from Cloud Music were RMB2,067.2 million (US$326.1 million) for the first quarter of 2022, compared with RMB1,889.3 million and RMB1,491.2 million for the preceding quarter and the first quarter of 2021, respectively.

Net revenues from innovative businesses and others were RMB3,015.4 million (US$475.7 million) for the first quarter of 2022, compared with RMB3,753.0 million and RMB2,704.4 million for the preceding quarter and the first quarter of 2021, respectively.

Gross Profit

Gross profit was RMB12,836.4 million (US$2,024.9 million) for the first quarter of 2022, compared with RMB12,917.8 million and RMB11,052.6 million for the preceding quarter and the first quarter of 2021, respectively.

Online game services gross profit was largely stable in the first quarter of 2022 compared with the preceding quarter. The year-over-year increase was mainly due to increased net revenues from newly launched games such as Naraka: Bladepoint and Harry Potter: Magic Awakened.

The quarter-over-quarter and year-over-year decreases in Youdao gross profit were primarily due to the conclusion of its Academic AST Business.

The quarter-over-quarter and year-over-year increases in Cloud Music gross profit were primarily due to increased net revenues from its membership subscriptions and social entertainment services, as well as improved cost control.

The quarter-over-quarter decrease in innovative businesses and others gross profit was primarily due to a decrease in gross profit from advertising services due to seasonality.

Gross Profit Margin

Gross profit margin for online game services was 65.1% for the first quarter of 2022, compared with 64.1% and 64.6% for the preceding quarter and the first quarter of 2021, respectively. Gross profit margin for online game services was generally stable, fluctuating within a narrow band based on the revenue mix of mobile and PC games, as well as self-developed and licensed games.

Gross profit margin for Youdao was 53.1% for the first quarter of 2022, compared with 50.7% and 57.3% for the preceding quarter and the first quarter of 2021, respectively. The quarter-over-quarter increase was mainly due to gross profit margin improvement from its learning services. The year-over-year decrease was mainly due to the conclusion of its Academic AST Business.

Gross profit margin for Cloud Music was 12.2% for the first quarter of 2022, compared with 4.1% and a negative gross margin of 3.1% for the preceding quarter and the first quarter of 2021, respectively. The quarter-over-quarter and year-over-year improvements were mainly due to the factors enumerated above.

Gross profit margin for innovative businesses and others was 23.3% for the first quarter of 2022, compared with 26.8% and 24.1% for the preceding quarter and the first quarter of 2021, respectively. The quarter-over-quarter decrease was primarily due to the factors enumerated above.

Operating Expenses

Total operating expenses were RMB7,329.3 million (US$1,156.2 million) for the first quarter of 2022, compared with RMB8,309.6 million and RMB6,777.1 million for the preceding quarter and the first quarter of 2021, respectively. The quarter-over-quarter decrease was mainly due to lower marketing, research and development expenditures related to online game services. The year-over-year increase was mainly due to increased marketing expenditures related to online game services, as well as higher research and development staff-related costs, which was partially offset by decreased marketing expenditures related to Youdao.

Other Income/ (Expenses)

Other income/ (expenses) consisted of investment income/ (loss), interest income, exchange gains/ (losses) and others. The quarter-over-quarter and year-over-year decreases were mainly due to higher investment loss arising from fair value changes of equity investments with readily determinable fair value.

Income Taxes

The Company recorded a net income tax charge of RMB1,219.3 million (US$192.3 million) for the first quarter of 2022, compared with RMB934.0 million and RMB1,273.4 million for the preceding quarter and the first quarter of 2021, respectively. The effective tax rate for the first quarter of 2022 was 22.0%, compared with 14.2% and 22.0% for the preceding quarter and the first quarter of 2021, respectively. The effective tax rate represents certain estimates by the Company regarding the tax obligations and benefits applicable to it in each quarter.

Net Income and Non-GAAP Net Income

Net income attributable to the Company’s shareholders totaled RMB4,394.0 million (US$693.1 million) for the first quarter of 2022, compared with RMB5,694.2 million and RMB4,439.2 million for the preceding quarter and the first quarter of 2021, respectively.

Non-GAAP net income attributable to the Company’s shareholders for the first quarter of 2022 totaled RMB5,117.6 million (US$807.3 million), compared with RMB6,595.6 million and RMB5,080.7 million for the preceding quarter and the first quarter of 2021, respectively.

NetEase reported basic net income of US$0.21 per share (US$1.06 per ADS) for the first quarter of 2022, compared with US$0.27 per share (US$1.37 per ADS) and US$0.21 per share (US$1.05 per ADS) for the preceding quarter and the first quarter of 2021, respectively.

NetEase reported non-GAAP basic net income of US$0.25 per share (US$1.23 per ADS) for the first quarter of 2022, compared with US$0.32 per share (US$1.59 per ADS) and US$0.24 per share (US$1.20 per ADS) for the preceding quarter and the first quarter of 2021, respectively.

Quarterly Dividend

The board of directors has approved a dividend of US$0.0644 per share (US$0.3220 per ADS) for the first quarter of 2022, to holders of ordinary shares and holders of ADSs as of the close of business on June 8, 2022, Beijing/Hong Kong Time and New York Time, respectively, payable in U.S. dollars. For holders of ordinary shares, in order to qualify for the dividend, all valid documents for the transfer of shares accompanied by the relevant share certificates must be lodged for registration with the Company’s Hong Kong branch share registrar, Computershare Hong Kong Investor Services Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong no later than 4:30 p.m. on June 8, 2022 (Beijing/ Hong Kong Time). The payment date is expected to be on June 20, 2022 for holders of ordinary shares and on or around June 23, 2022 for holders of ADSs.

NetEase paid a dividend of US$0.0810 per share (US$0.4050 per ADS) for the fourth quarter of 2021 in March 2022.

Under the Company’s current dividend policy, the determination to make dividend distributions and the amount of such distribution in any particular quarter will be made at the discretion of its board of directors and will be based upon the Company’s operations and earnings, cash flow, financial condition and other relevant factors.

Other Information

As of March 31, 2022, the Company’s total cash and cash equivalents, current and non-current time deposits and short-term investments balance totaled RMB107.0 billion (US$16.9 billion), compared with RMB103.4 billion as of December 31, 2021. Cash flows generated from operating activities was RMB4,582.6 million (US$722.9 million) for the first quarter of 2022, compared with RMB8,368.6 million and RMB5,542.7 million for the preceding quarter and the first quarter of 2021, respectively.

Share Repurchase/Purchase Program

On February 25, 2021, the Company announced that its board of directors had approved a share repurchase program of up to US$2.0 billion of the Company’s outstanding ADSs and ordinary shares in open market transactions for a period not to exceed 24 months beginning on March 2, 2021. On August 31, 2021, the Company announced that its board of directors had approved an amendment to such program to increase the total authorized repurchase amount to US$3.0 billion. As of March 31, 2022, approximately 20.1 million ADSs had been repurchased under this program for a total cost of US$1.9 billion.

On August 31, 2021, the Company announced that its board of directors had approved a share purchase program of up to US$50.0 million of Youdao’s outstanding ADSs for a period not to exceed 36 months beginning on September 2, 2021. Under the terms of this program, NetEase may purchase Youdao’s ADSs in open-market transactions on the New York Stock Exchange. As of March 31, 2022, approximately 1.2 million ADSs had been purchased under this program for a total cost of US$14.1 million.

The extent to which NetEase repurchases its ADSs and its ordinary shares or purchases Youdao’s ADSs will depend upon a variety of factors, including market conditions. These programs may be suspended or discontinued at any time.

** The United States dollar (US$) amounts disclosed in this announcement are presented solely for the convenience of the reader. The percentages stated are calculated based on RMB.

Conference Call

NetEase’s management team will host a teleconference call with simultaneous webcast at 8:00 a.m. New York Time on May 24, 2022 (Beijing/Hong Kong Time: 8:00 p.m., May 24, 2022). NetEase’s management will be on the call to discuss the quarterly results and answer questions.

Interested parties may participate in the conference call by dialing 1-323-701-0160 and providing conference ID: 2366082, 15 minutes prior to the initiation of the call. A replay of the call will be available by dialing 1-719-457-0820 and entering passcode 2366082#. The replay will be available through June 6, 2022.

This call will be webcast live and the replay will be available for 12 months. Both will be available on NetEase’s Investor Relations website at http://ir.netease.com/.

About NetEase, Inc.

As a leading internet technology company based in China, NetEase, Inc. (NASDAQ: NTES and HKEX: 9999, “NetEase”) provides premium online services centered around innovative and diverse content, community, communication and commerce. NetEase develops and operates some of China’s most popular mobile and PC games. In more recent years, NetEase has expanded into international markets including Japan and North America. In addition to its self-developed game content, NetEase partners with other leading game developers, such as Blizzard Entertainment and Mojang AB (a Microsoft subsidiary), to operate globally renowned games in China. NetEase’s other innovative service offerings include the majority-controlled subsidiaries Youdao (NYSE: DAO), China’s leading technology-focused intelligent learning company, and Cloud Village (HKEX: 9899), also known as NetEase Cloud Music, China’s leading online music content community, as well as Yanxuan, NetEase’s private label e-commerce platform. For more information, please visit: http://ir.netease.com/.

Forward Looking Statements

This announcement contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. In addition, statements that are not historical facts, including statements about NetEase’s strategies and business plans, its expectations regarding the growth of its business and its revenue and the quotations from management in this announcement are or contain forward-looking statements. NetEase may also make forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in announcements made on the website of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. The accuracy of these statements may be impacted by a number of business risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including risks related to: the risk that the online game market will not continue to grow or that NetEase will not be able to maintain its position in that market in China or globally; the risk that COVID-19 or other health risks in China or globally could adversely affect the Company’s operations or financial results; risks associated with NetEase’s business and operating strategies and its ability to implement such strategies; NetEase’s ability to develop and manage its operations and business; competition for, among other things, capital, technology and skilled personnel; potential changes in government regulation that could adversely affect the industry and geographical markets in which NetEase operates, including, among others, initiatives to enhance supervision of companies listed on an overseas stock exchange and tighten scrutiny over data privacy and data security, as well as the risk that NetEase’s ADSs could be barred from trading in the United States as a result of the Holding Foreign Companies Accountable Act and the rules promulgated thereunder; the risk that NetEase may not be able to continuously develop new and creative online services or that NetEase will not be able to set, or follow in a timely manner, trends in the market; competition in NetEase’s existing and potential markets; and the risk that fluctuations in the value of the Renminbi with respect to other currencies could adversely affect NetEase’s business and financial results. Further information regarding these and other risks is included in NetEase’s filings with the SEC and announcements on the website of the Hong Kong Stock Exchange. NetEase does not undertake any obligation to update this forward-looking information, except as required under the applicable law.

Non-GAAP Financial Measures

NetEase considers and uses non-GAAP financial measures, such as non-GAAP net income attributable to the Company’s shareholders and non-GAAP basic and diluted net income per share and per ADS, as supplemental metrics in reviewing and assessing its operating performance and formulating its business plan. The presentation of non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

NetEase defines non-GAAP net income attributable to the Company’s shareholders as net income attributable to the Company’s shareholders excluding share-based compensation expenses. Non-GAAP net income attributable to the Company’s shareholders enables NetEase’s management to assess its operating results without considering the impact of share-based compensation expenses. NetEase believes that these non-GAAP financial measures provide useful information to investors in understanding and evaluating the Company’s current operating performance and prospects in the same manner as management does, if they so choose. NetEase also believes that the use of this non-GAAP financial measure facilitates investors’ assessment of its operating performance.

Non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. Non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using non-GAAP net income attributable to the Company’s shareholders is that it does not reflect all items of income / expense that affect our operations. Share-based compensation expenses have been and may continue to be incurred in NetEase’s business and are not reflected in the presentation of non-GAAP net income attributable to the Company’s shareholders. In addition, the non-GAAP financial measures NetEase uses may differ from the non-GAAP measures used by other companies, including peer companies, and therefore their comparability may be limited.

NetEase compensates for these limitations by reconciling non-GAAP net income attributable to the Company’s shareholders to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating the Company’s performance. See “Unaudited Reconciliation of GAAP and Non-GAAP Results” at the end of this announcement. NetEase encourages you to review its financial information in its entirety and not rely on a single financial measure.

NETEASE, INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands)

	December 31,	March 31,	March 31,
	2021	2022	2022
	RMB	RMB	USD (Note 1)
Assets
Current assets:
Cash and cash equivalents	14,498,157	9,851,996	1,554,114
Time deposits	70,754,846	81,302,719	12,825,189
Restricted cash	2,876,628	3,335,627	526,182
Accounts receivable, net	5,507,988	5,277,364	832,484
Inventories, net	964,733	861,312	135,869
Prepayments and other current assets, net	6,235,857	7,097,923	1,119,671
Short-term investments	12,281,548	11,346,649	1,789,890
Assets held for sale	497	-	-
Total current assets	113,120,254	119,073,590	18,783,399

Non-current assets:
Property, equipment and software, net	5,433,858	5,842,168	921,579
Land use right, net	4,108,090	4,149,942	654,637
Deferred tax assets	1,297,954	1,127,257	177,820
Time deposits	5,823,840	4,473,840	705,731
Restricted cash	1,330	1,079	170
Other long-term assets, net	23,857,510	24,580,233	3,877,436
Assets held for sale	1,088	-	-
Total non-current assets	40,523,670	40,174,519	6,337,373
Total assets	153,643,924	159,248,109	25,120,772

Liabilities, Redeemable Noncontrolling Interests and Shareholders’ Equity
Current liabilities:
Accounts payable	985,059	924,572	145,848
Salary and welfare payables	4,133,254	2,401,213	378,782
Taxes payable	4,537,050	4,614,865	727,977
Short-term loans	19,352,313	22,679,519	3,577,606
Contract liabilities	12,132,743	12,050,962	1,900,992
Accrued liabilities and other payables	9,360,907	9,093,256	1,434,426
Total current liabilities	50,501,326	51,764,387	8,165,631

Non-current liabilities:
Deferred tax liabilities	1,345,874	1,490,406	235,106
Long-term loans	1,275,140	3,174,100	500,702
Other long-term payable	1,097,708	1,044,882	164,826
Total non-current liabilities	3,718,722	5,709,388	900,634
Total liabilities	54,220,048	57,473,775	9,066,265

Redeemable noncontrolling interests	145,238	146,754	23,150

NetEase, Inc.’s shareholders’ equity	95,328,080	97,671,521	15,407,304
Noncontrolling interests	3,950,558	3,956,059	624,053
Total shareholders’ equity	99,278,638	101,627,580	16,031,357

Total liabilities, redeemable noncontrolling interests and shareholders’ equity	153,643,924	159,248,109	25,120,772

The accompanying notes are an integral part of this announcement.

NETEASE, INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(in thousands, except per share data or per ADS data)

	Three Months Ended
	March 31,	December 31,	March 31,	March 31,
	2021	2021	2022	2022
	RMB	RMB	RMB	USD (Note 1)
Net revenues	20,517,211	24,373,565	23,555,842	3,715,843
Cost of revenues	(9,464,572)	(11,455,785)	(10,719,463)	(1,690,954)
Gross profit	11,052,639	12,917,780	12,836,379	2,024,889

Operating expenses:
Selling and marketing expenses	(2,766,682)	(3,300,032)	(2,915,489)	(459,907)
General and administrative expenses	(950,194)	(1,161,876)	(1,015,769)	(160,234)
Research and development expenses	(3,060,189)	(3,847,704)	(3,398,082)	(536,034)
Total operating expenses	(6,777,065)	(8,309,612)	(7,329,340)	(1,156,175)
Operating profit	4,275,574	4,608,168	5,507,039	868,714

Other income/ (expenses):
Investment income/ (loss), net	695,298	1,627,642	(548,702)	(86,556)
Interest income, net	388,928	395,029	458,244	72,286
Exchange gains/ (losses), net	279,319	(331,390)	(97,880)	(15,440)
Other, net	147,967	297,244	216,330	34,125
Income before tax	5,787,086	6,596,693	5,535,031	873,129
Income tax	(1,273,408)	(933,985)	(1,219,271)	(192,335)
Net income	4,513,678	5,662,708	4,315,760	680,794

Accretion of redeemable noncontrolling interests	(143,827)	(99,914)	(733)	(116)
Net loss attributable to noncontrolling interests	69,301	131,360	78,996	12,461
Net income attributable to the Company’s shareholders	4,439,152	5,694,154	4,394,023	693,139

Net income per share *
Basic	1.33	1.74	1.34	0.21
Diluted	1.31	1.71	1.33	0.21

Net income per ADS *
Basic	6.63	8.68	6.70	1.06
Diluted	6.53	8.57	6.63	1.05

Weighted average number of ordinary shares used in calculating net income per share *
Basic	3,349,638	3,281,172	3,277,280	3,277,280
Diluted	3,399,981	3,323,004	3,316,129	3,316,129

*  Each ADS represents five ordinary shares.

The accompanying notes are an integral part of this announcement.

NETEASE, INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Three Months Ended
	March 31,	December 31,	March 31,	March 31,
	2021	2021	2022	2022
	RMB	RMB	RMB	USD (Note 1)
Cash flows from operating activities:
Net income	4,513,678	5,662,708	4,315,760	680,794
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	819,830	836,042	766,180	120,862
Fair value changes of equity security investments	(477,597)	(984,901)	1,541,002	243,087
Impairment losses of investments and other long-term assets	-	69,572	5,000	789
Fair value changes of short-term investments	(118,004)	(166,513)	(79,776)	(12,584)
Share-based compensation cost	650,253	1,002,899	746,154	117,703
Allowance for/ (reversal of) expected credit losses	13,604	12,932	(313)	(49)
(Gains)/ losses on disposal of property, equipment and software	(159)	48,779	1,445	228
Unrealized exchange (gains)/ losses	(274,047)	347,235	98,034	15,464
Gains on disposal of long-term investments, business and subsidiaries	(7,323)	(13,091)	(4,000)	(631)
Deferred income taxes	328,075	(431,015)	315,228	49,726
Share of results on equity method investees and revaluation results from previously held equity interest	(51,892)	(448,053)	(911,498)	(143,785)
Changes in operating assets and liabilities:
Accounts receivable	(484,343)	(97,064)	212,075	33,454
Inventories	(253,495)	73,588	103,591	16,341
Prepayments and other assets	(785,224)	870,684	(569,843)	(89,891)
Accounts payable	(60,654)	(89,207)	(92,373)	(14,571)
Salary and welfare payables	(1,226,155)	1,521,743	(1,756,224)	(277,038)
Taxes payable	1,558,618	528,725	73,446	11,586
Contract liabilities	740,938	(1,162,982)	(78,200)	(12,336)
Accrued liabilities and other payables	656,564	786,517	(103,136)	(16,269)
Net cash provided by operating activities	5,542,667	8,368,598	4,582,552	722,880

Cash flows from investing activities:
Purchase of property, equipment and software	(329,746)	(442,524)	(749,361)	(118,209)
Proceeds from sale of property, equipment and software	1,519	56,517	12,565	1,982
Purchase of intangible assets, content and licensed copyrights	(426,133)	(297,142)	(143,836)	(22,690)
Net change in short-term investments with terms of three months or less	3,332,610	(1,474,371)	1,710,845	269,879
Purchase of short-term investments with terms over three months	(7,905,000)	(4,300,000)	(1,250,000)	(197,183)
Proceeds from maturities of short-term investments with terms over three months	2,857,341	3,313,543	553,831	87,365
Investment in long-term investments and acquisition of subsidiaries	(558,441)	(2,020,029)	(1,690,271)	(266,634)
Proceeds from disposal of long-term investments, businesses and subsidiaries	198,900	616,542	34,237	5,401
Placement/rollover of matured time deposits	(15,722,749)	(26,628,133)	(24,045,997)	(3,793,163)
Proceeds from maturities of time deposits	11,481,135	15,707,821	14,699,795	2,318,836
Change in other long-term assets	(54,653)	(99,692)	(169,545)	(26,745)
Net cash used in investing activities	(7,125,217)	(15,567,468)	(11,037,737)	(1,741,161)

The accompanying notes are an integral part of this announcement.

NETEASE, INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

(in thousands)

	Three Months Ended
	March 31,	December 31,	March 31,	March 31,
	2021	2021	2022	2022
	RMB	RMB	RMB	USD (Note 1)
Cash flows from financing activities:
Net changes in bank loans with terms of three months or less	2,122,041	425,020	3,403,195	536,841
Proceed of bank loans with terms over three months	236,916	2,277,171	1,915,210	302,117
Payment of bank loans with terms over three months	(167,700)	(1,311,823)	-	-
Amounts paid for NetEase’s issuance of shares in Hong Kong	(13,800)	-	-	-
Net Amounts received/ (paid) related to capital contribution from or repurchase of noncontrolling interests and redeemable noncontrolling interests shareholders	1,507,049	1,320,122	(102,042)	(16,097)
Cash paid for repurchase of NetEase’s ADSs/ purchase of subsidiaries’ ADSs and shares	(2,018,467)	(2,112,256)	(1,243,917)	(196,223)
Dividends paid to noncontrolling interest shareholders	-	(731,250)	-	-
Dividends paid to NetEase’s shareholders	(260,842)	(940,540)	(1,683,472)	(265,561)
Net cash provided by/ (used in) financing activities	1,405,197	(1,073,556)	2,288,974	361,077

Effect of exchange rate changes on cash, cash equivalents and restricted cash held in foreign currencies	35,993	(80,670)	(21,202)	(3,345)
Net decrease in cash, cash equivalents and restricted cash	(141,360)	(8,353,096)	(4,187,413)	(660,549)
Cash, cash equivalents and restricted cash, at the beginning of the period	12,168,605	25,729,211	17,376,115	2,741,015
Cash, cash equivalents and restricted cash, at end of the period	12,027,245	17,376,115	13,188,702	2,080,466

Supplemental disclosures of cash flow information:
Cash paid for income tax, net	550,191	858,304	1,515,330	239,037
Cash paid for interest expense	43,902	42,879	37,741	5,953

The accompanying notes are an integral part of this announcement.

NETEASE, INC.

UNAUDITED SEGMENT INFORMATION

(in thousands, except percentages)

	Three Months Ended
	March 31,	December 31,	March 31,	March 31,
	2021	2021	2022	2022
	RMB	RMB	RMB	USD (Note 1)
Net revenues:
Online game services	14,981,784	17,397,517	17,272,650	2,724,694
Youdao	1,339,867	1,333,791	1,200,541	189,381
Cloud Music	1,491,167	1,889,265	2,067,206	326,094
Innovative businesses and others	2,704,393	3,752,992	3,015,445	475,674
Total net revenues	20,517,211	24,373,565	23,555,842	3,715,843

Cost of revenues:
Online game services	(5,302,713)	(6,239,410)	(6,027,519)	(950,818)
Youdao	(572,415)	(657,329)	(562,691)	(88,762)
Cloud Music	(1,537,726)	(1,812,036)	(1,815,649)	(286,412)
Innovative businesses and others	(2,051,718)	(2,747,010)	(2,313,604)	(364,962)
Total cost of revenues	(9,464,572)	(11,455,785)	(10,719,463)	(1,690,954)

Gross profit:
Online game services	9,679,071	11,158,107	11,245,131	1,773,876
Youdao	767,452	676,462	637,850	100,619
Cloud Music	(46,559)	77,229	251,557	39,682
Innovative businesses and others	652,675	1,005,982	701,841	110,712
Total gross profit	11,052,639	12,917,780	12,836,379	2,024,889

Gross profit margin:
Online game services	64.6%	64.1%	65.1%	65.1%
Youdao	57.3%	50.7%	53.1%	53.1%
Cloud Music	(3.1)%	4.1%	12.2%	12.2%
Innovative businesses and others	24.1%	26.8%	23.3%	23.3%

The accompanying notes are an integral part of this announcement.

NETEASE, INC.

NOTES TO UNAUDITED FINANCIAL INFORMATION

Note 1:	The conversion of Renminbi (RMB) into United States dollars (USD) is based on the noon buying rate of USD1.00 = RMB6.3393 on the last trading day of March 2022 (March 31, 2022) as set forth in the H.10 statistical release of the U.S. Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted into US$ at that rate on March 31, 2022, or at any other certain date.

Note 2:	Share-based compensation cost reported in the Company’s unaudited condensed consolidated statements of income is set out as follows in RMB and USD (in thousands):

	Three Months Ended
	March 31,	December 31,	March 31,	March 31,
	2021	2021	2022	2022
	RMB	RMB	RMB	USD (Note 1)
Share-based compensation cost included in:
Cost of revenues	187,926	267,424	198,135	31,255
Operating expenses
Selling and marketing expenses	24,231	38,657	30,373	4,791
General and administrative expenses	229,603	358,595	279,062	44,021
Research and development expenses	208,493	338,223	238,584	37,636

The accompanying notes are an integral part of this announcement.

Note 3:	The financial information prepared and presented in this announcement might be different from those published and to be published by NetEase’s listed subsidiaries to meet the disclosure requirements under U.S. GAAP or different accounting standards requirement.

Note 4:	The unaudited reconciliation on GAAP and non-GAAP results is set out as follows in RMB and USD (in thousands, except per share data or per ADS data):

	Three Months Ended
	March 31,	December 31,	March 31,	March 31,
	2021	2021	2022	2022
	RMB	RMB	RMB	USD (Note 1)
Net income attributable to the Company’s shareholders	4,439,152	5,694,154	4,394,023	693,139
Add: Share-based compensation	641,534	901,421	723,603	114,146
Non-GAAP net income attributable to the Company’s shareholders	5,080,686	6,595,575	5,117,626	807,285

Non-GAAP net income per share *
Basic	1.52	2.01	1.56	0.25
Diluted	1.49	1.98	1.54	0.24

Non-GAAP net income per ADS *
Basic	7.58	10.05	7.81	1.23
Diluted	7.47	9.92	7.72	1.22

*  Each ADS represents five ordinary shares.

The accompanying notes are an integral part of this announcement.